UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No                     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No                     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Today, BBVA reached an agreement with the union representatives on the collective layoff process for BBVA in Spain initiated in April, that will affect 2,935 employees. The agreement also includes the closing of 480 branches.

The cost of the process is estimated at 960 million euros before taxes, of which 720 correspond to the collective layoff and 240 to the closing of branches. This cost will be recorded during the second quarter of 2021 and the negative impact on the fully-loaded Common Equity Tier I ratio is estimated at approximately 28 basis points1.

This process will generate estimated savings of approximately 250 million euros annually before taxes starting in 2022, of which approximately 220 correspond to personnel expenses. In 2021 estimated savings will be approximately 65 million euros before taxes.

Madrid, June 8, 2021

1 The calculation of the CET1 has been made taking into consideration BBVA financial statements as of March 31, 2021, pro forma of the sale of the U.S. subsidiary, BBVA USA Bancshares, Inc as it was informed in a relevant event on June 1, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 08, 2021	By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative